

December 23, 2021

Steven Voskuil
Chief Financial Officer
The Hershey Company
19 East Chocolate Avenue
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 17, 2021**
> **File No. 001-00183**

Dear Mr. Voskuil:

We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

Response Letter Dated October 5, 2021

Form 10-K for the Fiscal Year Ended December 31, 2020

1. We note your response to prior comment 1 states that you have not experienced material climate-change related expenditures to date and your planned expenditures are not expected to be material. Tell us more about the nature of your climate-change related expenditures and provide us with an analysis supporting your statement that the related amounts are not material.

2. Provide us with additional detail supporting the statement made in response to comment 3 that you have not experienced significant physical effects from climate change to date, including with regard to weather-related damages to your property or operations and the weather-related impact on the cost or availability of insurance. Provide quantitative information with your response.

3.      Your response to prior comment 4 states that you have not experienced a material increase in your compliance costs related to climate change to date and do not currently expect a material increase in compliance costs in the future. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

4.      We note from your response to prior comment 5 that you purchased zero-emissions credits that reduced Scope 2 greenhouse gas emissions in 2020.  Please quantify the amounts expended for the purchase of these zero-emissions credits for us.

     You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing